Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2013 Results

BAODING, China, November 12, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic manufacturer, known as “Yingli Solar”, today announced its unaudited consolidated financial results for the quarter ended September 30, 2013.

Third Quarter 2013 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,649.4 million (US$596.3 million).

•                      Total PV module shipments (including shipments for PV systems) increased by 5.1% from the second quarter of 2013.

•                      Overall gross profit was RMB 498.8 million (US$81.5 million), representing a gross margin of 13.7%.

•                      Operating loss was RMB 70.3 million (US$11.5 million), representing an operating margin of negative 1.9%.

•                      Net loss(1) was RMB 235.6 million (US$38.5 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 1.50 (US$0.25). On an adjusted non-GAAP(2) basis, net loss was RMB 226.6 million (US$37.0 million) and loss per ordinary share and per ADS was RMB 1.45 (US$0.24).

“We are delighted to see a continued rapid growth in demand from China, the United States, Japan and other emerging PV markets in the third quarter, driving our shipments to another historical high. Due to the stabilized average selling price of PV modules and the Company’s unwavering focus on bringing costs down, our gross margin in the third quarter increased to 13.7% from 11.8% in the second quarter, exceeding our previous guidance of 11% to 13%,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“While European markets continued to make adjustments under the new Undertaking Agreement with higher average selling prices combined with softer demand in the third quarter of 2013, shipments into China and the Americas accounted for more than half of our total shipments for the first time in our history. As project developers accelerated construction of utility scale projects in China due to the adjustment of feed-in tariff, sales to China accounted for 38% of our total shipments in the third quarter, compared to 28% in the previous quarter. Meanwhile, shipments to the U.S. market as a percentage exceeded that to the

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures exclude, as applicable, share-based compensation, inventory provision, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

European market as grid parity became achievable in more states in the U.S. and there was also rapid growth in the distributed generation segment. Likewise, our shipments to Japan rose by 35% compared to previous quarter due to strong demand for high quality PV modules. Demand from other emerging markets also grew rapidly throughout all segments, both commercial and residential.”

“Turn to the downstream business, we achieved a remarkable quarterly results with 368% sequentially increase in revenues from PV systems. In addition to the stabilized average selling price in this quarter, reduced manufacturing costs also contributed towards our overall profitability. As our cell efficiency roadmap shows, we are targeting to reach conversion efficiency rates of 19% and 23% for our multi and mono cells, respectively, on commercial production lines by the end of year 2020. This roadmap represents our commitment in reducing total manufacturing costs and demonstrates our confidence in achieving technological progress.”

“Based on the current robust market demand and the strengthening of the geographic diversification of our products, we are confident to achieve our shipments guidance for the full year of 2013,” Mr. Miao concluded.

Third Quarter 2013 Financial Results

Total Net Revenues

Total net revenues were RMB 3,649.4 million (US$596.3 million) in the third quarter of 2013, an increase of 8.0% from RMB 3,378.3 million in the second quarter of 2013 and up from RMB 2,237.0 million in the third quarter of 2012. Total PV module shipments (including shipments for PV systems) in the third quarter of 2013 increased by 5.1% from the second quarter of 2013. The sequential increase in net revenues from the second quarter of 2013 was mainly driven by the growth in total PV module shipments and stable average selling price in this quarter.

Gross Profit and Gross Margin

Gross profit was RMB 498.8 million (US$81.5 million) in the third quarter of 2013, representing a significant increase of 25.5% from RMB 397.5 million in the second quarter of 2013 and up from gross loss of RMB 507.8 million in the third quarter of 2012.

Overall gross margin was 13.7% in the third quarter of 2013, which improved from 11.8% in the second quarter of 2013 and compared to negative 22.7% in the third quarter of 2012. The sequential increase in gross margin in the third quarter of 2013 was primarily attributable to the stabilized average selling price of PV modules in this quarter and the Company’s continuous efforts in reducing total manufacturing cost.

Operating Expenses

Operating expenses were RMB 569.1 million (US$93.0 million) in the third quarter of 2013, compared to RMB 526.7 million in the second quarter of 2013 and RMB 423.8 million in the third quarter of 2012. The slight increase in operating expenses quarter over quarter was mainly a result of increased research and development expenses and increased general and administration expenses, primarily as a result of provision for bad debts expenses incurred in this quarter.

Operating expenses as a percentage of total net revenues was 15.6% in the third quarter of 2013, which was at the same level as that in the second quarter of 2013 and compared to 18.9% in the third quarter of 2012.

Operating Loss and Margin

Operating loss was RMB 70.3 million (US$11.5 million) in the third quarter of 2013, a significant improvement from RMB 129.2 million in the second quarter of 2013 and RMB 931.5 million in the third quarter of 2012.

Operating margin was negative 1.9% in the third quarter of 2013, compared to negative 3.8% in the second quarter of 2013 and negative 41.6% in the third quarter of 2012.

Interest Expense

Interest expense was RMB 268.3 million (US$43.8 million) in the third quarter of 2013, compared to RMB 224.9 million in the second quarter of 2013 and RMB 256.0 million in the third quarter of 2012. As of September 30, 2013, the Company had an aggregate of RMB 15.7 billion (US$2.6 billion) of bank borrowings and medium-term notes, compared to RMB 17.2 billion as of June 30, 2013. The weighted average interest rate of the Company’s borrowings was 6.29% in the third quarter of 2013, which increased slightly from 6.20% in the second quarter of 2013. The increase in interest expense was mainly due to the increased utilization of trade finance facilities and decreased capitalized interest expense in this quarter.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB 41.3 million (US$6.7 million) in the third quarter of 2013, compared to RMB 6.5 million in the second quarter of 2013 and RMB 52.1 million in the third quarter of 2012. Given that the Company had a net Euro-denominated monetary asset position, the foreign currency exchange gain was mainly due to the appreciation of the Euro against the RMB in this quarter.

Income Tax Expense (Benefit)

Income tax expense was RMB 23.0 million (US$3.8 million) in the third quarter of 2013, compared to income tax benefit of RMB 4.2 million in the second quarter of 2013 and income tax benefit of RMB 97.1 million in the third quarter of 2012. The income tax expense in this quarter mainly resulted from a valuation allowance for deferred income tax assets.

Net Loss

Net loss was RMB 235.6 million (US$38.5 million) in the third quarter of 2013, compared to RMB 320.8 million in the second quarter of 2013 and RMB 959.2 million in the third quarter of 2012. Loss per ordinary share and per ADS was RMB 1.50 (US$0.25) in the third quarter of 2013, compared to RMB 2.05 in the second quarter of 2013 and RMB 6.13 in the third quarter of 2012.

On an adjusted non-GAAP basis, net loss was RMB 226.6 million (US$37.0 million) in the third quarter of 2013, compared to RMB 321.5 million in the second quarter of 2013 and RMB 398.3 million in the third quarter of 2012. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 1.45 (US$0.24) in the third quarter of 2013, compared to RMB 2.05 in the second quarter of 2013 and RMB 2.54 in the third quarter of 2012.

Balance Sheet Analysis

As of September 30, 2013, the Company had RMB 2,709.6 million (US$442.7 million) in cash and restricted cash, compared to RMB 3,627.4 million as of June 30, 2013. The change in cash and restricted cash was mainly a result of repayments and renewal of bank borrowings in this quarter.

As of September 30, 2013, accounts receivable were RMB 4,963.6 million (US$811.0 million), compared to RMB 4,435.2 million as of June 30, 2013. Days sales outstanding was 122 days in the third quarter of 2013, compared to 118 days in the second quarter of 2013.

As of September 30, 2013, accounts payable were RMB 4,958.3 million (US$810.2 million), compared to RMB 4,708.0 million as of June 30, 2013. Days payable outstanding was 142 days in the third quarter of 2013, which remained the same as in the second quarter of 2013.

As of September 30, 2013, inventories were RMB 2,861.2 million (US$467.5 million), compared to RMB 3,095.2 million as of June 30, 2013. Inventory turnover days was 82 days in the third quarter of 2013, which improved from 93 days in the second quarter of 2013.

As of the date of this press release, the Company had approximately RMB 6,853.6 million in unutilized short-term lines of credit and RMB 1,543.0 million committed long-term facility that can be drawn down in the near future.

Business Outlook for Full Year 2013

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reiterates its PV module shipment target to be in the estimated range of 3.2 GW to 3.3 GW for fiscal year 2013, which represents an increase of 39.4% to 43.7% compared to fiscal year 2012.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, inventory provision, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.1200 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2013. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on November 12, 2013, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number: +1-866-519-4004

• International dial-in number: +1-845-675-0437

• Passcode: 93310327

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until December 11, 2013 by dialing:

• U.S. Toll Free Number: +1-855-452-5696

• International dial-in number: +1-646-254-3697

• Passcode: 93310327

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of shipments and production capacity. With 2,450 MW of vertically-integrated annual production capacity, Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2012	September 30,2013
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	3,051,743	2,709,578	442,742
Accounts receivable, net	3,918,666	4,963,610	811,047
Inventories	2,523,550	2,861,192	467,515
Prepayments to suppliers	239,912	559,752	91,463
Prepaid expenses and other current assets	1,379,003	1,121,162	183,196
Total current assets	11,112,874	12,215,294	1,995,963

Long-term prepayments to suppliers	1,280,131	972,722	158,942
Property, plant and equipment, net	13,218,200	13,383,988	2,186,926
Land use rights	710,183	706,642	115,464
Intangible assets, net	62,812	59,823	9,775
Other assets	769,386	883,795	144,411
Total assets	27,153,586	28,222,264	4,611,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	7,526,015	7,253,758	1,185,255
Accounts payable	3,680,259	4,958,333	810,185
Other current liabilities and accrued expenses	1,734,695	2,063,346	337,148
Total current liabilities	12,940,969	14,275,437	2,332,588

Long-term debt, excluding current portion	4,076,456	4,496,506	734,723
Medium-term notes	3,911,907	3,916,199	639,902
Accrued warranty cost, excluding current portion	519,539	597,417	97,617
Other liabilities	1,487,944	2,025,827	331,017
Total liabilities	22,936,815	25,311,386	4,135,847

Shareholders’ equity:
Ordinary shares	12,241	12,241	2,000
Additional paid-in capital	6,654,082	6,681,076	1,091,679
Treasury stock	(127,331)	(127,331)	(20,806)
Accumulated other comprehensive income	237,384	278,801	45,556
Accumulated deficit	(4,406,510)	(5,574,727)	(910,903)
Total equity attributable to Yingli Green Energy	2,369,866	1,270,060	207,526
Noncontrolling interests	1,846,905	1,640,818	268,108
Total shareholders’ equity	4,216,771	2,910,878	475,634
Total liabilities and shareholders’ equity	27,153,586	28,222,264	4,611,481

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,164,493	3,200,275	3,214,231	525,201
Sales of PV systems	28,814	56,630	265,086	43,315
Other revenues	43,684	121,387	170,116	27,797
Total net revenues	2,236,991	3,378,292	3,649,433	596,313
Cost of revenues:
Cost of PV modules sales	(2,670,396)	(2,801,332)	(2,773,122)	(453,125)
Cost of PV systems sales	(21,009)	(54,723)	(222,120)	(36,294)
Cost of other revenues	(53,343)	(124,770)	(155,396)	(25,392)
Total cost of revenues	(2,744,748)	(2,980,825)	(3,150,638)	(514,811)
Gross profit	(507,757)	397,467	498,795	81,502
Selling expenses	(206,647)	(291,204)	(285,346)	(46,624)
General and administrative expenses	(163,027)	(173,387)	(209,945)	(34,305)
Research and development expenses	(54,096)	(62,104)	(73,792)	(12,058)
Total operating expenses	(423,770)	(526,695)	(569,083)	(92,987)
Loss from operations	(931,527)	(129,228)	(70,288)	(11,485)
Other income (expense):
Interest expense	(256,008)	(224,927)	(268,288)	(43,838)
Interest income	3,445	5,164	6,723	1,099
Foreign currency exchange gains (losses)	52,128	6,530	41,288	6,746
Other income	17,453	8,911	36,284	5,929
Loss before income taxes	(1,114,509)	(333,550)	(254,281)	(41,549)
Income tax benefit (expense)	97,053	4,176	(22,988)	(3,756)
Net loss	(1,017,456)	(329,374)	(277,269)	(45,305)
Less: Loss attributable to the noncontrolling interests	58,232	8,528	41,679	6,810
Net loss attributable to Yingli Green Energy	(959,224)	(320,846)	(235,590)	(38,495)

Weighted average shares and ADSs outstanding
Basic and diluted	156,580,455	156,585,020	156,585,020	156,585,020

Loss per share and per ADS
Basic and diluted	(6.13)	(2.05)	(1.50)	(0.25)

Net loss	(1,017,456)	(329,374)	(277,269)	(45,305)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	32,702	21,903	6,068	992
Cash flow hedging derivatives, net of nil tax	(969)	(6,734)	(7,554)	(1,235)
Comprehensive loss	(985,723)	(314,205)	(278,755)	(45,548)
Less: Comprehensive loss attributable to the noncontrolling interest	51,725	10,773	41,997	6,862
Comprehensive loss attributable to Yingli Green Energy	(933,998)	(303,432)	(236,758)	(38,686)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2012	June 30, 2013	September 30, 2013
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(416,525)	(316,497)	(226,619)	(37,030)
Share-based compensation	(6,858)	(3,543)	(3,204)	(523)
Amortization of intangible assets	(11,967)	(753)	(753)	(123)
Inventory provision	(523,203)	(4,958)	—	—
Interest expenses (income) consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(671)	4,905	(5,014)	(819)
Net loss attributable to Yingli Green Energy	(959,224)	(320,846)	(235,590)	(38,495)
Non-GAAP diluted loss per share and per ADS	(2.66)	(2.02)	(1.45)	(0.24)
Diluted loss per share and per ADS	(6.13)	(2.05)	(1.50)	(0.25)